SUPERNOVA PARTNERS ACQUISITION COMPANY, II LTD.

4301 50th Street NW,

Suite 300 PMB 1044

Washington, D.C. 20016

(202) 918-7050

February 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Supernova Partners Acquisition Company II, Ltd.

Registration Statement on Form S-4

Filed January 28, 2022

File No. 333-260692

Ladies and Gentlemen:

Supernova Partners Acquisition Company II, Ltd, (the “Registrant”), hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 3:00 P.M., Washington, D.C. time, on February 9, 2022 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

SUPERNOVA PARTNERS ACQUISITION CO. II, LTD.

By:	/s/ Robert Reid
Robert Reid
Chief Executive Officer

Cc:    Patrick H. Shannon, Latham & Watkins LLP